

Mail Stop 3561

December 20, 2010

Mr. Peter Margiotta, President
Green Oasis Environmental, Inc.
10745-178 Street
Edmonton, Alberta, Canada T5S 1J6

     **Re:**     **Green Oasis Environmental, Inc.**
               **Item 4.01 Form 8-K**
               **Item 4.02 Form 8-K**
               **Filed December 1, 2010**
               **File No. 033-68304-02**

Dear Mr. Margiotta:

We have completed our review of your Item 4.01 Form 8-K and Item 4.01 Form 8-K/A
and do not, at this time, have any further comments.

                    Sincerely,

                    Heather Clark
                    Staff Accountant